Exhibit 99.1

Not for distribution or dissemination in the United States

Scotiabank announces NVCC Preferred Shares Offering

Toronto, December 8, 2015 – The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced a domestic public offering of Non-cumulative 5-Year Rate Reset Preferred Shares, Series 34 (Non-Viability Contingent Capital (NVCC)) (the "Preferred Shares Series 34").

Scotiabank has agreed to sell 12 million of Preferred Shares Series 34 to a syndicate of underwriters led by Scotia Capital Inc. on a bought deal basis.  Scotiabank has granted the Underwriters an option, exercisable in whole or in part up to 48 hours before closing, to purchase up to an additional 2 million Preferred Shares Series 34 at the same offering price.

Scotiabank will issue Preferred Shares Series 34 priced at $25 per share and holders will be entitled to receive a non-cumulative quarterly fixed dividend for the initial period ending on and including April 25, 2021 in the amount of $1.3750 per share, to yield 5.50 per cent annually.

On or after April 26, 2021, Scotiabank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem in whole at any time or in part from time to time at a redemption price which is equal to par. Thereafter, the dividend rate will reset every five years at a rate equal to 4.51% over the 5-year Government of Canada bond yield. Holders of Preferred Shares Series 34 will, subject to certain conditions, have the right to convert all or any part of their shares to non-cumulative floating rate preferred shares Series 35 (Non- Viability Contingent Capital (NVCC)) (the "Preferred Shares Series 35") of Scotiabank on April
26, 2021 and on April 26 every five years thereafter.

Holders of the Preferred Shares Series 35 will be entitled to receive a non-cumulative quarterly floating dividend at a rate equal to the 3-month Government of Canada Treasury Bill yield plus
4.51%, as and when declared by the Board of Directors of Scotiabank.   Holders of Preferred Shares Series 35 will, subject to certain conditions, have the right to convert all or any part of their shares to Preferred Shares Series 34 on April 26, 2026 and on April 26 every five years thereafter.

Closing is expected to occur on or after December 17, 2015. This domestic public offering is part of Scotiabank's ongoing and proactive management of its Tier 1 capital structure.

Net proceeds from this transaction will be added to Scotiabank's funds and will be used for general business purposes.

The Preferred Shares Series 34 have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and, subject to certain exceptions, may not be offered, sold, or delivered directly or indirectly, within the United States of America, its territories and possessions or to, or for the account or benefit of, U.S. persons. This release does not constitute an offer to sell or a solicitation to buy the Preferred Shares Series 34 in the United States.

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and parts of Asia. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of approximately 90,000 employees and assets of $856 billion (as at October 31, 2015), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankNews.

For further information:
Christy Bunker
Managing Director
Group Treasury
Scotiabank
(416) 933-7974
christy.bunker@scotiabank.com